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                                                                 Exhibit (b)(4)

                      [Letterhead of Stewart Bainum, Jr.]





September 19, 2000




Sunburst Hospitality Corporation
10770 Columbia Pike
Silver Spring, Maryland 20901


Attention:  Paul Gould,
            Chairman of Special Committee


Dear Paul:

This is to confirm, on behalf of myself and my family members and entities participating in the recapitalization of Sunburst, that we will honor, or cause Nova Financing Company, LLC to honor, its obligations to pay expenses pursuant to Section 6.09 of the Recapitalization Agreement dated as of September 20, 2000.


Very truly yours,

/s/ Stewart Bainum, Jr.

Stewart Bainum, Jr.